Exhibit 99.4

NIO Inc.

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(NYSE: NIO; HKEX: 9866; SGX: NIO)

Notice of Class A Meeting

to be held on August 25, 2022

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that a class meeting (the “Class A Meeting”) of holders of Class A ordinary shares with a par value of US$0.00025 each (the “Class A Ordinary Shares”) of NIO Inc. (the “Company”) will be held at 10:15 am (or soon after the class meeting of holders of the Class C ordinary shares of the Company convened on the same date and at the same place as the Class A Meeting), Beijing time, on August 25, 2022 at Building 16, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China, for the purposes of considering and, if thought fit, passing each of the following resolution (the “Class-based Resolution”):

1.	as a special resolution, THAT subject to the passing of the Class-based Resolution at each of the class meeting of holders of Class C ordinary shares with a par value of US$0.00025 each and the annual general meeting of the Company convened on the same date and at the same place as the Class A Meeting, the Company’s Twelfth Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Thirteenth Amended and Restated Memorandum and Articles of Association annexed to this notice, as more particularly disclosed on pages 141 to 152 of the Company’s Hong Kong listing document dated February 28, 2022, by incorporating the following requirements under the Hong Kong Listing Rules: paragraph 15 of Appendix 3 and Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24.

The passing of the above resolution requires approval by holders of two-thirds of the voting rights of those present and voting in person or by proxy for Class A Ordinary Shares, on a one share one vote basis. The quorum of the Class A Meeting shall be one or more members holding at least one-third of the issued Class A Ordinary Shares .

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on July 22, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of Class A Ordinary Shares. Holders of record of the Class A Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on July 22, 2022 (New York time) (the “ADS Record Date,” together with the Shares Record Date, the “Record Date”), will be able to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs at the Class A Meeting.

ATTENDING THE CLASS A MEETING

Only holders of record of Class A Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the Class A Meeting. Holders of ADSs must give voting instructions to Deutsche Bank Trust Company Americas if they wish to exercise their voting rights for the underlying Class A Ordinary Shares.

Holders of Class A Ordinary Shares which are held through (either directly or through depository agents) securities accounts (the “NIO CDP Depositors”) maintained with The Central Depository (Pte) Limited (“CDP”) (Singapore) who:

(a)	wish to be appointed as CDP’s proxy to attend and cast votes at the Class A Meeting as CDP’s proxy; or

(b)

do not wish to attend the Class A Meeting as CDP’s proxy but wish to provide instructions as to voting, or abstentions from voting,

should complete and return the Class A Meeting Depositor Proxy Form, which will be mailed to the NIO CDP Depositors and is also available on our website at https://ir.nio.com, to Boardroom Corporate & Advisory Services Pte. Ltd. (“Boardroom”), the Singapore transfer agent of the Company, by 5 pm, Singapore time, on August 18, 2022. For the avoidance of doubt, NIO CDP Depositors who do not complete and return the Class A Meeting Depositor Proxy Form by 5 pm, Singapore time, on August 18, 2022, will not be able to attend or vote at the Class A Meeting, or provide instructions as to voting, or abstentions from voting.

NIO CDP Depositors who have queries on the above instructions should contact Boardroom via the following for assistance:

Boardroom Corporate & Advisory Services Pte. Ltd.

Address: 1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore 098632

Telephone: (+65) 6536 5355

E-mail: agm.teame@boardroomlimited.com

In relation to paragraphs (a) and (b) above, NIO CDP Depositors should further note that they will only be able to be appointed as CDP’s proxy and/or exercise their voting rights in respect of such number of Class A Ordinary Shares set out against their respective names in the depository register maintained by the CDP as at the Shares Record Date.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the Class A Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Class A Meeting venue, or to instruct any person to leave the Class A Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Class A Meeting.

PROXY FORMS, ADS VOTING CARDS AND DEPOSITOR PROXY FORMS

A holder of Class A Ordinary Shares as of the Shares Record Date may attend the Class A Meeting in person or appoint a proxy to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. NIO CDP Depositors can exercise their voting rights in the manner set out in paragraphs (a) or (b) above by submitting the completed Class A Meeting Depositor Proxy Form to Boardroom. Please refer to the proxy form (for holders of Shares), ADS voting card (for holders of ADSs) or Class A Meeting Depositor Proxy Form (for NIO CDP Depositors), each of which is available on our website at https://ir.nio.com.

You are urged to complete, sign, date and return the accompanying proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares), your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs), and the Class A Meeting Depositor Proxy Form to Boardroom (for NIO CDP Depositors) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 10:15 am, Hong Kong time, on August 23, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, being not less than 48 hours before the time for holding the Class A Meeting, to ensure your representation at the Class A Meeting. Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10 am, New York time, on August 11, 2022 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the Class A Meeting. To exercise their voting rights in the manner set out at paragraphs (a) or (b) above under the section titled “Attending the Class A Meeting,” NIO CDP Depositors must return the completed Class A Meeting Depositor Proxy Form to Boardroom by no later than 5 pm, Singapore time, on August 18, 2022.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.nio.com, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov, or by contacting Investor Relations Department, NIO Inc., Building 20, No. 56 AnTuo Road, Jiading District, Shanghai, 201804, People’s Republic of China, or by email to ir@nio.com.

By Order of the Board of Directors,
NIO Inc.

/s/ Bin Li
Bin Li
Chairman of the Board

Executive Office: Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804 People’s Republic of China	Registered Office: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

July 26, 2022